Filed Pursuant to Rule 424(b)(3)

Registration No. 333-263765

StepStone Private Venture and Growth Fund

Class T Shares

Class S Shares

Class D Shares

Class I Shares

Supplement dated July 28, 2023 to the Prospectus and Statement of Additional Information

This supplement amends the prospectus and statement of additional information (“SAI”) of StepStone Private Venture and Growth Fund (the “Fund”) and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the prospectus and SAI and retain it for future reference.

As described in the prospectus, the investment advisory agreement between the Fund and StepStone Group Private Wealth LLC (the “Adviser”) provides for the Fund to pay an annual management fee (“Management Fee”) of 1.50% on net asset value in relation to an investment in the Fund. The Adviser has voluntarily agreed to waive (i) 0.50% of its 1.50% Management Fee, thereby reducing the Management Fee to an annualized rate of 1.00% of the Fund’s net asset value, effective from May 1, 2023 until July 31, 2023; and (ii) 0.25% of its 1.50% Management Fee, thereby reducing the Management Fee to an annualized rate of 1.25% of the Fund’s net asset value, effective from August 1, 2023 until October 31, 2023. The Adviser may, in its sole discretion and at any time (including prior to October 31, 2023), elect to extend, terminate or modify its temporary waiver upon written notice to the Fund.